UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of December, 2020
Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐ No ☒

CENTRAL PUERTO S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Buenos Aires Stock Exchange (Bolsa y Mercados Argentinos S.A., or BYMA) dated December 14, 2020

City of Buenos Aires, December 14, 2020

COMISIÓN NACIONAL DE VALORES (“CNV”)
Office of Listed Companies
25 de Mayo 175
City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)
Sarmiento 299
City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)
San Martin 344
City of Buenos Aires

Ref.: Central Puerto S.A. – Partial payment and refinancing of debt under the terms of Communication “A” 7106 of the Central Bank of the Republic of Argentina (“BCRA”).

Ladies and gentleman:

I am pleased to address you, in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”), located at Avenue Thomas Edison 2701, City of Buenos Aires, in relation to the Loan Agreement that the Company signed with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. for an amount of US $ 180 million (the “Loan”) to fund the acquisition of the Brigadier López Plant.

In compliance with the provisions of Communication “A” 7106 of the Central Bank of the Republic of Argentina (“BCRA”), the Company has presented to the BCRA a new repayment schedule for the Loan, which includes the refinancing of the first principal installment of the Loan for the sum of US $ 36 million that matured today and has not been paid by the Company, which would constitute an “Event of Default” under Section 8.1 (a) of the Loan.

However, the Company has entered into a Forbearance Agreement with the creditors under the Loan (the “Forbearance Agreement”) by means of which the creditors have agreed not to take any judicial or extrajudicial action to claim their rights of collection under the Loan until December 21, 2020 and they have agreed to negotiate in good faith certain modifications to the Loan prior to the end of the forbearance period. In said Forbearance Agreement, the new amortization scheme presented by the Company to the BCRA has also been included.

Likewise, as part of the Forbearance Agreement, the Company made today the payment of all the interests owed under the Loan and must make the payment of 40% of the principal installment mentioned before (plus the corresponding interest for the days elapsed) on or before December 18, 2020.

Without further news, I remain sincerely Yours,

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: December 14, 2020	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact